GE LIFE AND ANNUITY ASSURANCE COMPANY

GUARANTEED INCOME RIDER

This rider is added to the Contract. The rider provides a guaranteed income benefit. The benefit is a series of payments determined on the earlier of the Income Start Date or the Annuity Commencement Date with respect to payments you have made to the designated Subaccount(s). Each series of monthly payments is referred to as a segment. The guaranteed income benefit is comprised of one or more guaranteed income segments (GIS). Each segment has its own effective date, Income Start Date, scheduled transfer, Monthly Income plan and guaranteed Annual Income Factor as shown on the Contract Data Pages. Any time a new segment is added, a new set of Contract Data Pages will be sent to you. You may add additional segments on any Contract monthly anniversary. In order to add a segment, the attained age for any Annuitant must not exceed the age limit shown on the Contract Data Pages. We allow a maximum of [five] segments. We reserve the right to allow additional segments. You may not terminate this rider, except under the terms specified under the Termination of Rider provision.

All rider terms will have the same meaning as under the Contract, unless otherwise provided. Each segment will operate as follows:

Adjustment Account - The account that is established when the Monthly Income is calculated on the Income Start Date.

Annual Income Amount - The amount equal to Annuity Units multiplied by Annuity Unit value on the Valuation Day each Annuity Year starts.

Annual Income Factor - A factor used to calculate the annual Guaranteed Income Floor acquired with each scheduled transfer.

Annuity Year - A one-year period of time beginning on the Income Start Date or the annual anniversary of the Income Start Date.

GIS Subaccount - The Subaccount(s) indicated on the Contract Data Pages into which the scheduled transfers are made.

GIS Value - On any Valuation Day, the sum of the values in each GIS Subaccount on the earlier of the Income Start Date and the Annuity Commencement Date.

Guaranteed Income Floor - The guaranteed amount of Monthly Income as of the Income Start Date.

Income Start Date - The date stated on the Contract Data Pages on which Monthly Income from the GIS Subaccount(s) is scheduled to commence, provided any Annuitant is living on that date. This date cannot be changed after issue. The date must be at least 10 years from the segment effective date.

Income Start Value - The GIS Value as of the Income Start Date.

Level Income Amount - The amount that would result from applying the Annual Income Amount to a 12-month, period certain, single payment immediate annuity made available to this rider. We will declare the interest rate at the start of each Annuity Year.

Monthly Income - The amount added each month on a prorata basis to the Investment Options in which assets are then allocated, excluding the GIS Subaccount(s), on and after the Income Start Date. The amount of the Monthly Income remains constant throughout an Annuity Year. This amount may increase or decrease from Annuity Year to Annuity Year. You have the option to have the Monthly Income paid to you.

Scheduled Transfer - The amount transferred into the GIS Subaccount(s) from the Investment Options, excluding the GIS Subaccount(s). This amount is shown on the Contract Data Pages. Once established, this amount may not be changed.

Segment - A series of monthly payments. Each segment comprises the guaranteed income benefit.

Scheduled Transfers

The first scheduled transfer is made to the GIS Subaccount(s) as of the effective date. Scheduled transfers will continue to be made on each monthly anniversary of that date until the earlier of the Income Start Date or the Annuity Commencement Date. If any month ends before the monthly anniversary or on a day that is not a Valuation Day, the next Valuation Day will be treated as the monthly anniversary for that month.

Only scheduled transfers can be made into the GIS Subaccount(s). Purchase Payments may not be made directly to the GIS Subaccount(s). Scheduled transfers are made first to the GIS Subaccount(s) of the segment that has been in effect for the longest period of time.

Scheduled transfers will first be made from the Subaccounts, excluding the GIS Subaccount(s), on a prorata basis. Transfers will be made from any Guarantee Account to the extent that the value in the Subaccounts is insufficient to cover the scheduled transfer amount. Transfers from the Guarantee Account will be taken first from the amounts that have been in the Guarantee Account for the longest period of time.

There is a minimum scheduled transfer amount unless we agree otherwise. This minimum is shown on the Contract Data Pages. If amounts available for transfer on the date of the scheduled transfer are not enough to make the scheduled transfer, that scheduled transfer and any future scheduled transfers will not be made with respect to that segment. Your Guaranteed Income Floor will be determined based upon scheduled transfers made to that date.

Withdrawals and Transfers

You may take a withdrawal or make transfers from the GIS Subaccount(s) at any time prior to the earlier of the Income Start Date or the Annuity Commencement Date. Once you take a withdrawal or make a transfer from a segment, you will not be permitted to make any additional scheduled transfers to that segment. Your Guaranteed Income Floor will be adjusted to reflect the amount withdrawn or transferred. After such withdrawal or transfer, the number of scheduled transfers made will equal (a) multiplied by (b) divided by (c), where:

(a)	is the number of scheduled transfers made prior to such withdrawal or transfer;
(b)	is the GIS Value after such withdrawal or transfer; and
(c)	is the GIS Value before such withdrawal or transfer.

Unless you instruct us otherwise, withdrawals will first be deducted from your Subaccounts, excluding the GIS Subaccount(s). These deductions will be taken on a prorata basis. Then withdrawals will be deducted from the amounts that have been in the Guarantee Account for the longest period of time. Finally, withdrawals will be deducted from the GIS Subaccount(s) of the segment that has been in effect for the shortest period of time.

Transfers from the GIS Subaccount(s) will be administered as described under the Contract.

Monthly Income

On the Income Start Date, we will begin your Monthly Income. The Income Start Value will be applied to the Monthly Income plan shown on the Contract Data Pages. The Monthly Income plan’s value is received as payments over a specific period of time. As a result, there is no redeemable value in the GIS Subaccount(s) once Monthly Income begins. The Monthly Income will be allocated on a prorata basis to the Investment Options in which assets are then allocated, excluding the GIS Subaccount(s), unless you choose to have the Monthly Income paid directly to you. Monthly Income is calculated as of the first Valuation Day of each Annuity Year. If the first day of the Annuity Year does not begin on a Valuation Day, payments will be calculated on the next succeeding Valuation Day. Monthly Income will not vary from month to month during an Annuity Year.

For a single Annuitant, Monthly Income will be based on a Life Income with 10 Year Period Certain plan. You may elect a different option prior to the segment effective date. We must approve the election of a different option. Your Monthly Income plan is shown on the Contract Data Pages. Under the Life Income with 10 Year Period Certain plan, if the Annuitant lives longer than 10 years, Monthly Income will continue for his or her life.

For Joint Annuitants, Monthly Income will be based on a Joint Life and Survivor Income with 10 Year Period Certain plan. You may elect a different option prior to the segment effective date. We must approve the election of a different option. Your Monthly Income plan is shown on the Contract Data Pages. Under the Joint Life and Survivor Income with 10 Year Period Certain plan, if both Annuitants live longer than 10 years, Monthly Income will continue as long as any Annuitant is living.

The initial Annual Income Amount under the applicable payment plan is calculated by (a) multiplied by (b), divided by (c), where:

(a)	is the annual income rate per $1,000, shown below for either the Life Income with 10 Year Period Certain or the Joint Life and Survivor Income with 10 Year Period Certain, using the gender(s) and settlement age(s) of the Annuitant(s) as of the Income Start Date;
(b)	is the Income Start Value less any applicable premium tax; and
(c)	is $1,000.

For purposes of this rider only, the following tables will be used. The income rates are based on the Annuity 2000 Mortality Table, using an interest rate of 3.5%.

Life Income with 10 Year Period Certain Plan Table

Annual income rates for each $1,000 of Income Start Value less any applicable premium tax

Male Annuitant						Female Annuitant
Settlement Age	10 Years Certain	Settlement Age	10 Years Certain	Settlement Age	10 Years Certain	Settlement Age	10 Years Certain	Settlement Age	10 Years Certain	Settlement Age	10 Years Certain
55	55.46	62	63.55	69	74.78	55	52.14	62	59.19	69	69.56
56	56.45	63	64.96	70	76.63	56	52.99	63	60.44	70	71.38
57	57.48	64	66.44	71	78.52	57	53.88	64	61.76	71	73.29
58	58.57	65	67.98	72	80.46	58	54.83	65	63.15	72	75.28
59	59.72	66	69.59	73	82.44	59	55.83	66	64.63	73	77.36
60	60.93	67	71.26	74	84.45	60	56.89	67	66.18	74	79.51
61	62.21	68	72.99	75	86.48	61	58.01	68	67.83	75	81.73

Values for ages not shown will be furnished upon request.

Joint Life and Survivor Income with 10 Year Period Certain Plan Table

Annual income rates for each $1000 of Income Start Value less any applicable premium tax

Male Settlement Age	Female Settlement Age
	55	60	65	70	75
55	47.94	49.80	51.50	52.92	54.00
60	49.20	51.71	54.20	56.45	58.28
65	50.21	53.39	56.79	60.16	63.14
70	50.97	54.71	59.02	63.68	68.20
75	51.48	55.65	60.73	66.64	72.90

Values for ages not shown will be furnished upon request.

Maximum Age Adjustment

The settlement age(s) is the Annuitant(s)’s age last birthday on the date Monthly Income begins, minus an age adjustment from the table below. The actual age adjustment may be less than the numbers shown.

Year Payments Begin		Maximum Age Adjustment
After	Prior To
2000	2026	5
2025	2051	10
2050	-----	15

The subsequent Annual Income Amounts under the applicable income plan are determined by means of Annuity Units. The amount of any subsequent Annual Income Amount may be greater or less than the initial amount. We guarantee that each subsequent Annual Income Amount will not be affected by variations in mortality experience from the mortality assumptions on which the first amount is based. The number of Annuity Units is determined by dividing the dollar amount of the initial Annual Income Amount by the Annuity Unit values as of the Income Start Date. Your number of Annuity Units under the Segment remains fixed. The dollar amount of each subsequent Annual Income Amount is determined by multiplying your number of Annuity Units by the Annuity Unit value as of the Valuation Day each Annuity Year begins.

The Guaranteed Income Floor is equal to (a) multiplied by (b) multiplied by (c), where:

(a)	is the scheduled transfer:
(b)	is the guaranteed Annual Income Factor shown on the Contract Data Pages divided by 12;
(c)	is the number of scheduled transfers made.

The initial Monthly Income is the greater of the Level Income Amount and the Guaranteed Income Floor. An adjustment account is established on the Income Start Date. The value of the adjustment account will be the greater of (a) and (b), where:

(a)	is zero; and
(b)	is 12 multiplied by the Guaranteed Income Flour minus 12 multiplied by the initial Level Income Amount.

The actual Monthly Income in subsequent Annuity Years is the greater of (a) and (b), where:

(a)	is the subsequent Level Income Amount minus any value in the adjustment account as of the date the last Monthly Income was made divided by 12; and
(b)	is the Guaranteed Income Floor.

For Monthly Income in subsequent Annuity Years, the value of the adjustment account will be the greater of (a) and (b), where:

(a)	is zero; and
(b)	is the value of the adjustment account as of the date that the last Monthly Income was made, plus 12 multiplied by the actual subsequent Monthly Income, minus 12 multiplied by the subsequent Level Income Amount.

On the Income Start Date, if any Monthly Income would be $100 or less, we reserve the right to reduce the frequency of transfers or payments to an interval that would result in each amount being at least $100. If the annual amount is less than $100, we will pay you the Income Start Value and the segment will terminate on the Income Start Date.

On the Annuity Commencement Date, no further scheduled transfers can be added to the GIS Subaccount(s). On this date, Monthly Income will be included as part of Income Payments in accordance with your Income Payment plan selected under the Contract.

Rider Provisions

Death Provisions

The following provisions apply to any and all segments with regard to the death of any Annuitant.

Special Distribution Rules when Death Occurs Before Income Start Date and Annuity Commencement Date

For a surviving spouse who is an Annuitant and Designated Beneficiary, the following will apply:

(1)	Upon notification of death:

(a)	the value of all Subaccounts, excluding the value of the GIS Subaccount(s), will be transferred to the Money Market Fund; and
(b)	scheduled transfers will continue to be made.

(2)	On receipt of proof of death and all required forms at our Home Office, but only if the surviving spouse elects to continue the Contract:

(a)	the Death Benefit under the Contract will be allocated on a prorata basis to the Investment Options in which assets are then allocated;
(b)	all current segments will continue; and
(c)	the surviving spouse may elect to fund new segments on a Contract monthly anniversary, if then eligible.

For a surviving spouse, who is the Designated Beneficiary of any portion of the Contract and not an Annuitant, the following will apply;

(1)	Upon notification of death:

(a)	the value of all Subaccounts, including the GIS Subaccount(s), will be transferred to the Money Market Fund; and
(b)	all existing segments will terminate.

(2)	On receipt of proof of death and all required forms at our Home Office, but only if the surviving spouse elects to continue the Contract:

(a)	we will allocate the Death Benefit under the Contract on a prorata basis to the Investment Options in which assets are then allocated; and
(b)	the surviving spouse may elect to fund new segments on a Contract monthly anniversary, if then eligible.

Special Distribution Rules when Death Occurs on or After Income Start Date and Before Annuity Commencement Date

On the Income Start Date, the [Death Benefit] is reduced prorata by the same proportion that the Income Start Value is to the total Contract Value.

If any Annuitant dies after the Income Start Date but before the Annuity Commencement Date, proceeds, in addition to proceeds paid under other provisions of the Contract, will be paid under this rider, unless the surviving spouse continues the Contract. The amount of additional proceeds will be the greater of (a) and (b), where:

(a)	is the commuted value of the remaining period certain of the Guaranteed Income Floor; and
(b)	is the commuted value of the remaining period certain of the Annual Income Amount.

Commuted values will be calculated at a rate not greater than 1% above the rate at which the payments and Annuity Units were calculated. We will calculate the commuted values on the date that we receive proof of death and all required forms at our Home Office.

For a surviving spouse who is an Annuitant and Designated Beneficiary, the following will apply:

(1)	Upon notification of death:

(a)	the value of all Subaccounts, excluding the value of the GIS Subaccount(s), will be transferred to the Money Market Fund; and
(b)	scheduled transfers will continue to be made.

(2)	On receipt of proof of death and all required forms at our Home Office, but only if the surviving spouse elects to continue the Contract:

(a)	the Death Benefit will be allocated on a prorata basis to the Investment Options under the Contract in which assets are then allocated including any rider segments that are before the Income Start Date;
(b)	all current segments will continue; and
(c)	the surviving spouse may elect to fund new segments on a Contract monthly anniversary, if then eligible.

For a surviving spouse, who is the Designated Beneficiary of any portion of the Contract and not an Annuitant, the following will apply;

(1)	Upon notification of death:

(a)	all value of the Subaccounts will be transferred to the Money Market Fund; and
(b)	all existing segments not past the Income Start Date will terminate.

(2)	On receipt of proof of death and all required forms at our Home Office, but only if the surviving spouse elects to continue the Contract:

(a)	the Death Benefit will be allocated on a prorata basis to the Investment Options under the Contract in which assets are then allocated;
(b)	any segment past its Income Start Date will continue any remaining period certain payments; and
(c)	the surviving spouse may elect to fund new segments on a Contract monthly anniversary, if then eligible.

Rider Charge

There will be a daily asset charge made for this rider. This charge is added to the Contract’s daily asset charge and applied against all amounts in the Subaccounts. This charge is shown on the Contract Data Pages.

Other Contract Charges

Any other Contract charge not taken on a daily basis, will first be deducted on a prorata basis from all Subaccounts, excluding the GIS Subaccount(s). If the assets in the Subaccounts are insufficient to cover the charges, the remaining amount will be deducted from any Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts that have been in the Guarantee Account for the longest period of time. Any remaining charges will be deducted prorata from the GIS Subaccount(s) in the oldest segments that have not reached their Income Start Dates.

When this Rider is Effective

The effective dates of the Guaranteed Income Rider and each segment are shown on the Contract Data Pages.

Termination of Rider

This rider will terminate on the Contract anniversary following the first date that there are no segments, unless the Annuitant and any Joint Annuitant are eligible to buy a segment on that date.

Change of Ownership

On the date that the Contract is assigned or sold, unless under an involuntary assignment effected by legal process or otherwise approved by us, all amounts in the GIS Subaccount(s) will be transferred to the Money Market Fund.

If you marry after issue, you may add your spouse as a Joint Owner and Joint Annuitant or as a Joint Annuitant only, subject to our approval.

General Provisions

For purposes of this rider:

•	A non-natural entity Owner must name an Annuitant and may name a Joint Annuitant.
•	An individual Owner must also be an Annuitant.
•	If there is only one Owner, that Owner may name his or her spouse as a Joint Annuitant.

For GE Life and Annuity Assurance Company,

/s/ Pamela S. Schutz

Pamela S. Schutz

President